UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-13138

Pointer Telocation Ltd.

(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809113

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed on May 3, 2017 (the “Original Form 6-K”) by Pointer Telocation Ltd. (the “Company”).

This Amendment No. 1 is being filed for the purpose of amending Proposals 1 and 3 to the Notice of an Annual General Meeting of Shareholders of the Company to be held on June 16, 2017, to the Proxy Statement and to the Proxy Card, jointly attached to the Original Form 6-K as Exhibit 1, such that Mr. Jonathan Irroni shall not be proposed for re-election as a director under Proposal 1 and it shall not be proposed to grant him 1,500 Restricted Stock Units under Proposal 3.

The amended Notice of an Annual General Meeting of Shareholders of the Company, Proxy Statement and Proxy Card are jointly attached hereto as Exhibit 1.

Any votes previously received in respect of the election of Mr. Jonathan Irroni (and the grant of options to Mr. Jonathan Irroni) shall be disregarded.

Other than the foregoing, all other information set forth in the Original Form 6-K, including the Notice of an Annual General Meeting of Shareholders of the Company, Proxy Statement and Proxy Card filed therewith as exhibit, remains unchanged.

Exhibit

Exhibit 1	Amended Notice of an Annual General Meeting of Shareholders to be held on June 16, 2017, Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.

Date: June 12, 2017	By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors